September 14, 2020

VIA EDGAR

Re:	PPD, Inc.

Registration Statement on Form S-1

File No. 333-248780

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Nick Lamparski

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), and as Representatives of the several underwriters of the proposed public offering of shares of common stock of PPD, Inc. (the “Company”), we hereby join the Company’s request that the effective date of the above-referenced Registration Statement be accelerated so that it may become effective at 4:00 p.m., Eastern Time, on September 16, 2020, or as soon as possible thereafter or at such later time as the Company or its counsel may request.

Pursuant to Rule 460 of the Act, we, as Representatives of the several underwriters, wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as Representatives of the several underwriters, have complied and will continue to comply, and have been informed by the participating underwriters that they have complied and will continue to comply, with the provisions of Rule 15c2-8 of the Securities Exchange Act of 1934, as amended.

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Very truly yours,

MORGAN STANLEY & CO. LLC
BARCLAYS CAPITAL INC.
J.P. MORGAN SECURITIES LLC
GOLDMAN SACHS & CO. LLC

As Representatives of the Several Underwriters

By: Morgan Stanley & Co. LLC

By:	/s/ Kalli Dircks
Name:	Kalli Dircks
Title:	Executive Director

By: Barclays Capital Inc.

By:	/s/ Victoria Hale
Name:	Victoria Hale
Title:	Authorized Signatory

By: J.P. Morgan Securities LLC

By:	/s/ Alejandra Fernandez
Name:	Alejandra Fernandez
Title:	Executive Director

By: Goldman Sachs & Co. LLC

By:	/s/ Elizabeth Wood
Name:	Elizabeth Wood
Title:	Managing Director